UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

BluePhoenix Solutions, Ltd.
(Name of Company)

Ordinary Shares, par value NIS $0.04 per share
(Title of Class of Securities)

M20157109
(CUSIP Number)

Alexander B. Washburn
c/o Columbia Pacific Advisors, LLC
1910 Fairview Avenue East, Suite 500
Seattle, Washington 98102
**(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)**

August 31, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Names of Reporting Persons Columbia Pacific Opportunity Fund, L.P. (1)

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,364,911 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,364,911 (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,364,911

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 32.88% (3)

14.	Type of Reporting Person PN

(1)   The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)   Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,364,911 Ordinary Shares to which this Schedule 13D relates.

(3)   Based on 10,233,285 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 218,742 Shares from the Reporting Persons' and Prescott Capital's conversions of their portion of the Bridge Loan Agreement.

1.	Names of Reporting Persons Columbia Pacific Advisors, LLC (1)

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,364,911 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,364,911 (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,364,911

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 32.88% (3)

14.	Type of Reporting Person IA

(1)   The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)   Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,364,911 Ordinary Shares to which this Schedule 13D relates.

(3)   Based on 10,233,285 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 218,742 Shares from the Reporting Persons' and Prescott Capital's conversions of their portion of the Bridge Loan Agreement.

1.	Names of Reporting Persons Alexander B. Washburn (1)

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,364,911 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,364,911 (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,364,911

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 32.88% (3)

14.	Type of Reporting Person IN

(1)   The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)   Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,364,911 Ordinary Shares to which this Schedule 13D relates.

(3)   Based on 10,233,285 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 218,742 Shares from the Reporting Persons' and Prescott Capital's conversions of their portion of the Bridge Loan Agreement.

1.	Names of Reporting Persons Daniel R. Baty (1)	

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒	

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,364,911 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,364,911 (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,364,911

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row 9 32.88% (3)

14.	Type of Reporting Person IN

(1)   The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)   Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,364,911 Ordinary Shares to which this Schedule 13D relates.

(3)   Based on 10,233,285 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 218,742 Shares from the Reporting Persons' and Prescott Capital's conversions of their portion of the Bridge Loan Agreement.

1.	Names of Reporting Persons Stanley L. Baty (1)

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,364,911 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,364,911 (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,364,911

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 32.88% (3)

14.	Type of Reporting Person IN

(1)   The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)   Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,364,911 Ordinary Shares to which this Schedule 13D relates.

(3)   Based on 10,233,285 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 218,742 Shares from the Reporting Persons' and Prescott Capital's conversions of their portion of the Bridge Loan Agreement.

1.   Names of Reporting Persons
      Brandon D. Baty   (1)

2.   Check the Appropriate Box if a Member of a Group
      (a)   ☐
      (b)   ☒

3.   SEC Use Only

4.   Source of Funds (See Instructions) AF

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,364,911 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,364,911 (2)
	10.	Shared Dispositive Power 0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
       3,364,911

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   ☐

13.   Percent of Class Represented by Amount in Row 9
       32.88% (3)

14.   Type of Reporting Person
       IN

(1)   The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)   Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,364,911 Ordinary Shares to which this Schedule 13D relates.

(3)   Based on 10,233,285 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 218,742 Shares from the Reporting Persons' and Prescott Capital's conversions of their portion of the Bridge Loan Agreement.

EXPLANATORY NOTE

This Amendment No. 3 amends the Schedule 13D filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on May 7, 2012; as amended on June 20, 2012 and July 9, 2012 with respect to the Ordinary Shares, par value NIS $0.04 per share (the "Shares"), of BluePhoenix Solutions, Ltd., an Israel corporation (the "Company").

Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The Shares reported herein are held in the portfolio of the Fund.

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.

This Amendment: (a) reports the acquisition of additional Shares through September 12, 2012; (b) includes the Shares into which the Reporting Persons' converted their portion of the 2011 Loan pursuant to the previously disclosed Amended Loan Agreement; and (c) includes the Shares into which the Reporting Persons' converted their portion of the Bridge Loan pursuant to the previously disclosed Bridge Loan Agreement.

Item 3.　　　　Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby replaced in its entirety by the following:

a) 45,360 Shares were acquired in connection with an Assignment Agreement with the Issuer as previously described in Item 6(a) of our initial Schedule 13D filed on May 7, 2012 and in the Issuer's Form 20-F filed on April 17, 2012.

b) On August 31, 2012 the Reporting Persons' converted their portion of the $5,100,000 loan plus accrued interest pursuant to the Amended Loan Agreement into 1,117,429 Shares.

c) On September 11, 2012 the Reporting Persons' converted their portion of the $500,000 Bridge Loan Agreement plus accrued interest into 109,116 Shares.

d) The funds used for the acquisition of the remaining Shares came from the Fund's working capital.

Item 4.　　　　Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby replaced in its entirety by the following:

The Reporting Persons acquired the Shares for passive investment purposes. The Reporting Persons will monitor developments at the Company on a continuing basis, and may communicate with members of management and the Board of Directors of the Company and other shareholders.

Also, refer to Item 6 for a description of the Reporting Persons' conversion of their portions of the Amended Loan Agreement and the Bridge Loan Agreement.

Item 5.   Interest in Securities of the Company

The responses set forth in Items 5(a) – 5(c) of the Schedule 13D are hereby replaced in their entirety by the following:

(a) As of September 12, 2012, the Reporting Persons may be deemed to beneficially own an aggregate of 3,364,911 Shares, which constitutes 32.88% of the 10,233,285 Shares outstanding, based on (i) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; (ii) 3,350,534 Shares from the three parties conversion of the note from the Amended Loan Agreement; and (iii) 218,742 Shares from the Reporting Persons' and Prescott Capital's conversion of their portions of the Bridge Loan Agreement.

(b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares and percentage of Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.   Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The Shares reported herein are held in the portfolio of the Fund. Each of the Reporting Persons disclaims beneficial ownership over the securities reported herein except to the extent of such Reporting Persons' pecuniary interest therein.

(c) The trading dates, number of shares purchased and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Fund were all effected in unsolicited broker transactions in the open-market as set forth in Exhibit A. Also, refer to Item 6 for a description of the Reporting Persons acquisition of 1,226,545 Shares on conversion of their portions of the Amended Loan Agreement and the Bridge Loan Agreement.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

The response set forth in Item 6 of the Schedule 13D is hereby replaced in its entirety by the following:

On August 31, 2012, the Reporting Persons exercised the option granted to them under the Amended Loan Agreement to convert their portion of the $5,000,000 2011 Loan and accrued interest into Shares. Pursuant to this exercise the Reporting Persons acquired, in aggregate, an additional 1,117,429 Shares.

On September 11, 2012 the Reporting Persons converted their portion of the $500,000 Bridge Loan Agreement plus accrued interest into Shares. Pursuant to this exercise the Reporting Persons acquired, in aggregate, an additional 109,116 Shares.

Other than as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits

Exhibit A: Schedule of Transactions in the Shares by the Fund during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2012   COLUMBIA PACIFIC OPPORTUNITY FUND, L.P. (1)

/s/ Alexander B. Washburn
By: Alexander B. Washburn
Title: Managing Member of Columbia Pacific Advisors, LLC
       its general partner

Dated: September 12, 2012   COLUMBIA PACIFIC ADVISORS, LLC (1)

/s/ Alexander B. Washburn
By: Alexander B. Washburn
Title: Managing Member

Dated: September 12, 2012   /s/ Alexander B. Washburn
                                    Alexander B. Washburn (1)

Dated: September 12, 2012   /s/ Daniel R. Baty
                                    Daniel R. Baty (1)

Dated: September 12, 2012   /s/ Stanley L. Baty
                                    Stanley L. Baty (1)

Dated: September 12, 2012   /s/ Brandon D. Baty
                                    Brandon D. Baty (1)

(1)   This amendment is being filed jointly by Columbia Pacific Opportunity Fund, L.P., Columbia Pacific Advisors LLC, Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty pursuant to the Joint Filing Agreement dated May 7, 2012 and included with the initial Schedule 13D filed on May 7, 2012 (the "Joint Filing Agreement"). The Joint Filing Agreement is incorporated herein by reference.

Exhibit A

TRANSACTIONS IN THE SHARES BY THE FUND DURING THE PAST 60 DAYS

Date	Transaction	Shares	Price
07/16/2012	BUY	2,500	3.0632
07/17/2012	BUY	6,094	3.0069
07/18/2012	BUY	1,913	2.9397
07/19/2012	SELL	1,186	3.0159
07/20/2012	BUY	2,869	3.145
07/23/2012	SELL	1,200	3.10
07/24/2012	BUY	10,125	3.1773
07/25/2012	BUY	7,843	3.2166
07/26/2012	BUY	13,402	3.3221
07/27/2012	BUY	28,166	3.4393
07/30/2012	BUY	5,900	3.5215
07/31/2012	BUY	21,269	3.4518
08/01/2012	BUY	400	3.4125
08/02/2012	BUY	13,600	3.2683
08/03/2012	BUY	10,543	3.5148
08/06/2012	BUY	22,725	3.479
08/07/2012	BUY	16,200	3.5619
08/08/2012	BUY	5,300	3.5085
08/09/2012	BUY	600	3.5317
08/10/2012	BUY	3,800	3.5121
08/13/2012	BUY	6,865	3.4851
08/14/2012	BUY	8,700	3.4335
08/15/2012	BUY	2,800	3.3686
08/16/2012	BUY	5,389	3.4134
08/17/2012	BUY	900	3.3978
08/21/2012	BUY	3,800	3.2879
08/22/2012	BUY	5,000	3.3126
08/23/2012	BUY	2,500	3.3586
08/24/2012	BUY	9,456	3.3939
08/27/2012	BUY	2,900	3.4572
08/28/2012	BUY	6,907	3.4213
08/29/2012	BUY	1,300	3.3831
08/30/2012	BUY	1,000	3.295
08/31/2012	BUY	5,248	3.2707
09/04/2012	BUY	2,675	3.2089
09/05/2012	BUY	6,712	3.2428
09/06/2012	BUY	16,300	3.2805
09/07/2012	BUY	43,302	2.9365
09/10/2012	BUY	14,490	2.8902
09/11/2012	BUY	3,005	3.2796
09/12/2012	BUY	6,400	3.3642